UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-41425

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

 Results of Golden Sun Health Technology Group Limited’s 2024 Annual General Meeting

The 2024 annual general meeting of shareholders (the “Meeting”) of Golden Sun Health Technology Group Limited (the “Company”) was held at 10:00 a.m. EST on October 8, 2024. In-person participants attended the Meeting at Room 503, Building C2, No. 1599, Xinjinqiao Road, Pudong New Area, Shanghai, China, and remote participants attended the Meeting at www.virtualshareholdermeeting.com/GSUN2024, pursuant to notice duly given. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

At the close of business on August 7, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 1,577,944 Class A ordinary shares outstanding, each share being entitled to one (1) vote; and 403,000 Class B ordinary shares outstanding, each share being entitled to five (5) votes; constituting all of the shares of outstanding voting securities of the Company and representing 3,592,944 outstanding votes. At the Meeting, the holders of 682,076 shares of outstanding voting securities of the Company were represented in person or by proxy, constituting a quorum and representing 2,294,076 votes of voting power.

The shareholders of the Company adopted ordinary resolutions that:

No	1.	to re-elect Mr. Xueyuan Weng as a director of the Company to hold office until the next annual general meeting;

No	2.	to re-elect Mr. Liming Xu as a director of the Company to hold office until the next annual general meeting;

No	3.	to re-elect Ms. Peilin Ji as a director of the Company to hold office until the next annual general meeting;

No	4.	to re-elect Mr. Yidong Hao as a director of the Company to hold office until the next annual general meeting;

No	5.	to re-elect Mr. Zhenghua Yu as a director of the Company to hold office until the next annual general meeting;

No	6.	to re-elect Mr. Xiao Jin as a director of the Company to hold office until the next annual general meeting;

No	7.	to elect Mr. Xijing Xu as a director of the Company to hold office until the next annual general meeting.

No	8.	to ratify the appointment of Assentsure PAC as independent registered public accounting firm for the Company;

No	9.	to ratify the adoption of a financial year ending on September 30 and beginning on October 1 of each year.

The results of the voting expressed in numbers of the votes cast were as follows:

Resolution	For	%*	Against	%*	Abstain / Withheld	%*
No.1	2,293,262	99.96	794	0.03	20	0.00
No.2	2,293,262	99.96	794	0.03	20	0.00
No.3	2,293,262	99.96	794	0.03	20	0.00
No.4	2,293,262	99.96	794	0.03	20	0.00
No.5	2,293,262	99.96	794	0.03	20	0.00
No.6	2,293,264	99.96	792	0.03	20	0.00
No.7	2,293,089	99.96	797	0.03	190	0.00
No.8	2,291,945	99.96	761	0.03	1,370	0.05
No.9	2,292,042	99.97	684	0.02	1,350	0.05

*	Represents percentage of voted shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Health Technology Group Limited

Date: October 11, 2024	By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

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